40-33



811-06463
(AIM Int'l Funds)
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.







05070321

September 30, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

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093005 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Agreed Motion for Extension of Date to File Motion for Leave to File Second Consolidated Amended Complaint** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually and on behalf of all others similarly situated, *et al.*	)	Civil Action No. 4:04cv2587 Judge Keith P. Ellison
Plaintiff,	)	**<u>Consolidated with Actions</u>:** 04cv2589 04cv2802 04cv2832 04cv2884 04cv3030
vs.	)	
AIM MANAGEMENT GROUP, INC., *et al.*,	)	
Defendants.	)	

AGREED MOTION FOR EXTENSION OF DATE TO FILE MOTION FOR LEAVE TO FILE SECOND CONSOLIDATED AMENDED COMPLAINT

Plaintiffs respectfully request that the Court allow Plaintiffs an extension to file Plaintiffs' Motion for Leave to File the Second Consolidated Amended Complaint. Plaintiffs moved the Court to allow them to file a motion for leave to file an amended complaint rather than respond to Defendants' motion to dismiss, which the Court granted. The date for the submission of the motion, September 22, 2005, was chosen because it was the date the Plaintiffs were originally scheduled to file their response to Defendants' Motion to Dismiss.

Since the time that the Court granted Plaintiffs' motion and established September 22 as the due date for the motion for leave to extend, however, the possibility has arisen that Hurricane Rita will cause severe weather in the Houston area.

The uncertainty in the evacuation plans for Houston make it necessary to file this motion today, when it is not known yet how severe the threat to the Houston area will be. Plaintiffs will be filing the Motion for Leave to File the Second Consolidated Amended Complaint and the accompanying complaint under seal, which would necessitate personnel being in the Houston office on Thursday.

Plaintiffs request an extension for filing the Motion for Leave to File the Second Consolidated Amended Complaint until the second day the federal courthouse resumes normal business operations after Hurricane Rita passes the weekend of September 24, 2005. Dates for the response and reply to the motion are set for 10 days and then a further 5 days from the filing of the motion for leave to file the amendment, so there is no necessity to change the schedule as those deadline dates will flow from the filing date of the motion. Defendants are in agreement with the contents of this motion.

Dated: Sept 21, 2005.

Respectfully submitted,

s/ Carolyn P. Courville
Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
Stephen D. Susman
Texas State Bar No. 19521000
S.D. Admissions No. 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
Attorney-In-Charge for Plaintiffs

MILBERG WEISS BERSHAD
& SCHULMAN L.L.P.
Michael R. Reese
S.D. Admissions No. 206773
Steven G. Schulman
Janine L. Pollack (admitted *pro hac vice*)
Jerome M. Congress
Kim E. Miller
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone (212) 594-5300
Facsimile (212) 868-1229

BERNSTEIN LITOWITZ BERGER &
GROSSMAN, L.L.P.
Alan Schulman (admitted *pro hac vice*)
Robert S. Gans (admitted *pro hac vice*)
Jerald D. Bien-Willner (admitted *pro hac vice*)
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone (858) 793-0070
Facsimile (858) 793-0323

Co-Lead Counsel for Plaintiffs

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Telephone (610) 667-7706
Facsimile (610) 667-7056

STULL, STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
New York, New York 10017
Telephone (212) 687-7230
Facsimile (212) 490-2022

WEISS & LURIE
Joseph H. Weiss, Esq.
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
Telephone (212) 682-3025
Facsimile (212) 682-3010

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Telephone (410) 332-0030
Facsimile (410) 685-1300

HOEFFNER & BILEK
Thomas E. Bilek
Texas State Bar No. 02313525
440 Louisiana, Suite 720
Houston, TX 77002
Telephone (713) 227-7720
Facsimile (713) 227-9404

CERTIFICATE OF SERVICE

☑ I hereby certify that on September 21, 2005, I electronically transmitted the attached document to the Clerk of Court using the ECF System for filing and transmittal of a Notice of Electronic Filing to the following ECF registrants:

Charles S. Kelley ckelley@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc.

Paul D. Flack pflack@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.

☑ I hereby certify that on September 21, 2005, served the attached document by U.S. mail on the following, who are not registered participants of the ECF System:

Daniel A. Pollack dapollack@pollacklawfirm.com;
Martin I. Kaminsky
Edward T. McDermott etmcdermott@pollacklawfirm.com
Anthony Zaccaria azaccaria@pollacklawfirm.com;
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, N.Y. 10036
Facsimile (212) 575-6560

Michael K. Oldham moldham@gibbs-bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana Street, Suite 5300
Houston, TX 77002
Facsimile (713) 750-0903

Jeremy Gaston jjgaston@mayerbrownrowe.com
Christopher Richart cjrichart@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc.

Jacks C. Nickens jnickens@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.

s/ Carolyn P. Courville
Carolyn P. Courville

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually and on behalf of all others similarly situated, *et al.*	)	Civil Action No. 4:04cv2587 Judge Keith P. Ellison
Plaintiff,	)	**Consolidated with Actions:** 04cv2589 04cv2802 04cv2832 04cv2884 04cv3030
vs.	)	
AIM MANAGEMENT GROUP, INC., *et al.*,	)	
Defendants.	)	

ORDER EXTENDING DATE TO FILE MOTION FOR LEAVE
TO FILE SECOND CONSLIDATED AMENDED COMPLAINT

This Court, having considered the Agreed Motion for Extension of Date to File Motion for Leave to File Second Consolidated Amended Complaint, finds that it should be GRANTED and hereby ORDERS:

The deadline for Plaintiffs to file their Motion for Leave to File the Second Consolidated Amended Complaint is hereby extended to the second day the federal courthouse resumes normal business operations after Hurricane Rita passes the weekend of September 24, 2005.

Defendants will have 10 days from the date of filing of the motion to respond, and Plaintiffs will have 5 days to reply to Defendants' response.

Dated ________________________, 2005.

____
Keith P. Ellison
United States District Judge